June 13, 2017

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549-4631

Innophos Holdings, Inc.

Form 10-K for

Fiscal Year Ended December 31, 2016 Filed February 28, 2017

Form 8-K Filed May 1, 2017

File No. 1-33124

Response to Staff Comment Letter dated June 5, 2017

Dear Mr. O’Brien:

This letter acknowledges receipt of your letter, dated June 5, 2017 (the “Letter”), addressed to Innophos Holdings, Inc. (the “Registrant”).

In addressing the comments made by the Staff of the Securities and Exchange Commission (the “Staff”) in the Letter, the Registrant is responding to each comment in the order in which they were rendered in the Letter. The Registrant has set forth below the full text of each Staff comment and, immediately after each comment, the Registrant’s responses.

Form 10-K for Fiscal Year Ended December 31, 2016

Exhibit 23.1

Staff Comment:

1.	We note that the consent refers to a report date of February 24, 2017, and is also dated February 24, 2017, when the report included in the Form 10-K is dated February 28, 2017. Please address the need to file an appropriately dated consent.

Registrant Response:

The Registrant advises the Staff that an updated Exhibit 23.1 consent that references a report date of February 28, 2017 has been included in the Annual Report on Form 10-K/A which the Registrant has filed concurrently with the submission of this response letter.

Form 8-K for Filed May 1, 2017

Staff Comment:

2.	Regarding your segment profit measure presentation, please revise your disclosures to clarify if you are presenting Adjusted EBITDA or EBITDA at the segment level. To the extent that you are presenting Adjusted EBITDA, which is not your stated segment profit measure, please expand your presentation to comply with the presentation requirements in Item 10(e)(1)(i) of Regulation S-K. Please refer to Question 104.03 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016, for additional guidance.

Registrant Response:

In order to avoid any potential confusion, in future filings, the Registrant will clarify all references to EBITDA and Adjusted EBITDA, clearly indicating which metric is being presented, consistent with the Staff’s above comment. In addition, in future filings, the Registrant will include the stated segment profit measure of EBITDA in any presentation that includes Adjusted EBITDA. The Registrant further advises the Staff that in any future filings that include Adjusted EBITDA at the segment level, the Registrant will provide a reconciliation of EBITDA to Adjusted EBITDA at the segment level.

Staff Comment:

3.	We note that you present EBITDA and Adjusted EBITDA for purposes of analyzing cash flow generating capabilities. As such, please include a reconciliation of both of these measures from operating cash flows in accordance with Item 10(e)(1)(i)(b) of Regulation S-K.

Registrant Response:

The Registrant advises the Staff that it will provide a reconciliation of EBITDA and Adjusted EBITDA to operating cash flows in future filings that include such non-GAAP financial measures.

************************

Please contact the undersigned directly at (609) 366-1202 in the event the Staff requires any additional information or wishes to discuss our responses further.

Very truly yours,

Innophos Holdings, Inc.

By: /s/ Han Kieftenbeld

Han Kieftenbeld

Senior Vice President, Chief Financial Officer